SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2 to
 SCHEDULE TO
 TENDER OFFER STATEMENT
UNDER
SECTION 14(d)(1) OR 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934

CAPSTONE TURBINE CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

14067D102
(CUSIP Number of Class of Securities of Underlying Common Stock)

Susan Cayley
Vice President, General Counsel and Secretary
Capstone Turbine Corporation
21211 Nordhoff Street
Chatsworth, California 91311
(818) 734-5300
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Neil Wolff, Esq.
Wilson Sonsini Goodrich & Rosati,
Professional Corporation
650 Page Mill Road
Palo Alto, California 94304-1050
(650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)

$991,619.92	$80.22

(1)	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,026,013 shares of common stock of Capstone Turbine Corporation having an aggregate value of $991,619.92 as of June 23, 2003 will be exchanged and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $80.90 for each $1,000,000 of the value of the transaction.

(2)	Previously paid.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$80.22
Form or Registration No.:	Schedule TO
Filing Party:	Capstone Turbine Corporation
Date Filed:	June 25, 2003

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Amendment No. 2 to a Tender Offer Statement on Schedule TO is the final amendment to the Schedule TO originally filed by Capstone Turbine Corporation, a Delaware corporation (“Capstone” or the “Company”), on June 25, 2003 to report the results of Capstone’s offer to certain eligible persons to exchange outstanding options to purchase an aggregate of 1,026,013 shares of the Company’s Common Stock, par value $0.001 per share, with exercise prices greater than or equal to $2.00 per share for new options, upon the terms and subject to the conditions set forth in the Offer to Exchange Certain Outstanding Options for New Options dated July 9, 2003 (the “Offer to Exchange”).

     Except as amended hereby, all of the terms of the Offer to Exchange and all disclosure set forth in the Schedule TO (as amended prior to the date hereof) remain unchanged.

Item 4. Terms of the Transaction.

     Item 4 of the Schedule TO is hereby amended to add the following:

     The offer expired at 5:00 p.m., Pacific Time, on July 24, 2003. Pursuant to the offer, the Company has accepted for cancellation options to purchase an aggregate of 108,535 shares of its Common Stock under the Company’s 1993 Incentive Stock Plan and options to purchase an aggregate of 502,415 shares of its Common Stock under the 2000 Equity Incentive Plan. Subject to the terms and conditions of the Offer to Exchange, the Company will grant new options to purchase an aggregate of 610,950 shares of its common stock sometime on or after January 26, 2004.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule TO is true, complete and correct.

CAPSTONE TURBINE CORPORATION

By:	/s/ Emily Liggett

Emily Liggett
Chief Executive Officer (Interim)

Date: July 25, 2003